                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D. C.    20549
                                   FORM  11-K


 ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                    For fiscal year ended December 31, 1996

    A.       Full title of the Plan:

             DEAN FOODS COMPANY INVESTMENT AND PROFIT SHARING PLAN



    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                               DEAN FOODS COMPANY
                               3600 N. RIVER ROAD
                         FRANKLIN PARK, ILLINOIS  60131
                            TELEPHONE:  847/678-1680

          DEAN FOODS COMPANY
  INVESTMENT AND PROFIT SHARING PLAN

         FINANCIAL STATEMENTS

      DECEMBER 31, 1996 AND 1995

                               DEAN FOODS COMPANY
                       INVESTMENT AND PROFIT SHARING PLAN

                         INDEX TO FINANCIAL STATEMENTS


                                                                     Page

Report of independent accountants                                     1

Financial statements:

   Statement of net assets available for
    plan benefits at December 31, 1996 and 1995                       2

   Statement of changes in net assets available
    for plan benefits for the year ended
    December 31, 1996                                                 3

Notes to financial statements                                        4-12

Assets held for investment as of
    December 31, 1996                                                Schedule I

Transactions or series of transactions in excess of five percent of the current value of plan assets for the year ended
    December 31, 1996                                                Schedule II

Note: All other supplementary schedules have been omitted because they are not applicable.

                       REPORT OF INDEPENDENT ACCOUNTANTS


June 10, 1997

To the Participants and
Administrator of the
Dean Foods Company
Investment and Profit Sharing Plan


In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the financial status of the Dean Foods Company Investment and Profit Sharing Plan at December 31, 1996 and 1995, and the changes in its financial status for the year ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the plan administrator, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purposes of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Department of Labor's rules and regulations for reporting and disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the footnotes to the financial statements is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. Schedules I and II and the fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                               DEAN FOODS COMPANY
                       INVESTMENT AND PROFIT SHARING PLAN

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                         AT DECEMBER 31, 1996 AND 1995


                                                                          1996                     1995
                                                                          ----                     ----
Investments, at market value (Note 3):
  Holding account                                                   $    2,186,848         $      (21,092)
  Balanced fund                                                         29,516,748             20,839,480
  Equity Income fund                                                    57,273,781             44,294,958
  GIC fund                                                                   -                    502,546
  Dean Foods stock fund                                                 19,609,744             16,273,193
  Government fixed fund                                                 54,758,632             58,960,376
  Reiter Dairy Plan fund                                                   279,184                240,541
  International fund                                                     6,309,615              3,509,394
  Equity growth fund                                                    16,379,296              9,964,034
  Florida Plan fund                                                        735,296              2,422,513
                                                                    --------------         --------------
     Total investments                                                 187,049,144            156,985,943
                                                                    --------------         --------------

Employer and employee contributions receivable                           1,069,181                878,066
Employer profit sharing contribution receivable                          2,967,659              2,493,380
Loans to participants                                                    5,058,869              3,435,332
Interest and dividends receivable                                            2,523                  8,538
                                                                    --------------         --------------
Net assets available for Plan benefits                              $  196,147,376         $  163,801,259
                                                                    ==============         ==============





         The accompanying notes are an integral part of this statement.

                               DEAN FOODS COMPANY
                       INVESTMENT AND PROFIT SHARING PLAN

                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                         FOR PLAN BENEFITS FOR THE YEAR
                            ENDED DECEMBER 31, 1996


Source of assets:
  Investment income:
     Unrealized appreciation in market value of investments                                $  16,626,864
     Realized net gains on sales of investments                                                1,892,493
     Interest                                                                                  3,505,814
     Dividends                                                                                   440,352
     Other Income                                                                                 53,918
                                                                                           -------------
                                                                                              22,519,441
                                                                                           -------------
  Contributions:
    Employer contributions                                                                     2,582,289
    Employee contributions                                                                    12,756,632
    Profit sharing contributions                                                               5,375,730
                                                                                           -------------
                                                                                              20,714,651
                                                                                           -------------

  Participant rollovers from other plans                                                         761,050
                                                                                           -------------
         Total sources of assets                                                              43,995,142
                                                                                           -------------

Application of assets:
  Benefit payments to Plan participants                                                       11,588,528
  Fees and expenses                                                                               60,497
                                                                                           -------------
         Total applications of assets                                                         11,649,025
                                                                                           -------------
Increase in net assets during the year                                                        32,346,117

Net assets available for Plan benefits, beginning of year                                    163,801,259
                                                                                           -------------
Net assets available for Plan benefits, end of the year                                    $ 196,147,376
                                                                                           =============





         The accompanying notes are an integral part of this statement.

                               DEAN FOODS COMPANY

                       INVESTMENT AND PROFIT SHARING PLAN

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 - GENERAL DESCRIPTION OF THE PLAN:

The Dean Foods Company Investment and Profit Sharing Plan (the Plan) is a defined-contribution profit sharing plan that provides retirement benefits to employees of Dean Foods Company (the Company) who have met certain length-of-service requirements.

A committee appointed by the Board of Directors of the Company is responsible for the administration of the Plan. Assets of the Plan are held in trust funds maintained at The Northern Trust Company (the Trustee).

Participants' contributions are permitted in an amount not to exceed thirteen percent of their annual compensation. The Company is required to match participant contributions in an amount equal to twenty-five percent of the first six percent of elective contributions. In addition, the Company may elect to make an annual supplemental contribution to the Plan out of its current or accumulated net profits.

Participants vest immediately in their elective contributions, including any investment income earned pertaining to such contributions. Participants become forty percent vested in Company contributions and related earnings after two years of credited service, with vesting percentages increasing in twenty-percent increments each subsequent year until participants are fully vested after five years of credited service. Participants become fully vested in all accounts upon retirement or after attaining age sixty-five, or upon termination by reason of death or disability.

Separate accounts are maintained for each participant for Company contributions and employee elective contributions. Participants direct the investment of all contributions to established funds in ten percent increments. Plan income is allocated to each participant's account, based on the relative value of individual participant accounts to the total of all participants' accounts. Forfeitures from terminated participants are used to reduce subsequent employer contributions.

The Company believes that the Plan will continue indefinitely, but reserves the right to terminate the Plan at any time. In the event of termination of the Plan, all assets of the Plan would become fully vested with the participants and would be distributed in accordance with the provisions of the Plan.

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of accounting

The financial statements have been prepared on the accrual basis of accounting.

Contributions

Employer matching and profit sharing contributions are recorded in the year accrued by the Company. Employee contributions are recorded in the year withheld by the Company from employee payrolls or in the year of occurrence for a qualified rollover contribution as defined in Section 408(d)(3) of the Internal Revenue Code. Provisions of the Plan specify that no Company contributions and a maximum of forty percent of any participant's contributions may be invested in the Dean Foods stock fund.

Investments

Purchases and sales of securities, including gains and losses on such sales, are recorded as of the trade date. Realized gains or losses resulting from the sale of securities are based on the difference between the selling price and the cost of the securities, cost being determined on a specific identification basis. In accordance with the policy of stating investments at market value, the net increase or decrease in the unrealized value of investments for the year is reflected in the statement of changes in net assets available for plan benefits.

Market values of investments are based on published market quotations where available. Investments in collective funds are stated at the year-end unit values as determined by the Trustee, multiplied by the number of units owned. Investment income is recorded as earned.

Expenses of the Plan

Trustee fees and other administrative expenses of the Plan are paid by the Plan. Legal and audit fees associated with the Plan are paid by the Company.

Benefits payable

In accordance with authoritative guidance for accounting and disclosure by employee benefit plans, participant distributions payable are not presented as a liability in the statement of net assets or included in benefit payments in the statement of changes in net assets, resulting in a difference between the Plan's Form 5500 and the accompanying financial statements. Benefit payment obligations existing at December 31, 1996 and 1995 were $197,516 and $407,140, respectively.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                 December 31,
                                                              --------------------------------------------
                                                                    1996                         1995
                                                              ----------------              --------------
Net assets available for benefits per the
  financial statements                                        $    196,147,376              $  163,801,259
Amounts payable to withdrawing participants                           (197,516)                   (407,140)
                                                              ----------------              --------------
Net assets available for benefits per the Form 5500           $    195,949,860              $  163,394,119
                                                              ================              ==============

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                  Year ended
                                                                  December 31,
                                                                     1996
                                                                  -------------
Benefits paid to participants per the financial
  statements                                                      $  11,588,528
Add: Amounts payable to withdrawing
     participants at December 31, 1996                                  197,516

Less:    Amounts payable to withdrawing
         participants at December 31, 1995                             (407,140)
                                                                  -------------
Benefits paid to participants per the Form 5500                   $  11,378,904
                                                                  =============

NOTE 3 - INVESTMENTS:

Effective October 1, 1995, the Plan began offering an international equity fund and an equity growth fund. These funds are comprised of stocks, bonds and cash. The balanced fund, equity income fund, international equity fund, equity growth fund and government fixed fund are managed by Diversified Investment Advisors, formerly Mutual of New York. These funds hold various securities and financial instruments under investment guidelines specified by Diversified Investment Advisors.

The Reiter Dairy Plan fund and the Florida Plan funds are frozen. The assets in the Reiter Dairy Plan fund and the Florida Plan fund are being liquidated as they mature. The GIC fund merged into the government fixed fund in 1996.

The Dean Foods stock fund, which is managed by the Trustee, consists of Dean Foods Company Common Stock ($1 par value).

The Plan's assets are invested as follows:


                                                               December 31, 1996
                                       -------------------------------------------------------------
                                        Shares/
                                       par value                    Cost                Market value
                                       ---------                    ----                ------------
Holding account:
   Cash                                                      $    2,186,848           $    2,186,848
Balance fund:
   Corporate bonds                                               21,840,133               29,516,748
Equity Income fund:
   Common stock                                                  32,068,876               57,273,781
Government fixed fund:
   U.S. government issues                                        54,758,821               54,758,632
Reiter Dairy Plan fund:
   Short-term investments                                            76,622                   76,622
   Growth/income funds                                              256,300                  202,562
Dean Foods stock fund:
   Common stock                          608,198                 16,236,376               19,609,744
Equity growth fund:
   Common stock                                                  13,029,655               16,379,296
International fund:
   Common stock                                                   5,242,720                6,309,615
Florida Plan fund:
   Common stock                                                     550,168                  520,652
   Short-term investments                                           214,644                  214,644
                                                             --------------           --------------

                                                             $  146,461,163           $  187,049,144
                                                             ==============           ==============

                                                               December 31, 1995
                                       -------------------------------------------------------------
                                        Shares/
                                       par value                   Cost                 Market value
                                       ---------                   ----                 ------------
Holding account:
   Cash                                                      $      (21,093)            $    (21,093)
Balance fund:
   Corporate bonds                                               16,849,215               20,839,481
Equity Income fund:
   Common stock                                                  26,352,708               44,294,958
GIC fund:
   Corporate bonds                                                   16,704                   16,704
   Mortgages, notes and contracts                                   486,029                  485,842
Government fixed fund:
   U.S. government issues                                        58,960,377               58,960,377
Reiter Dairy Plan fund:
   Short-term investments                                            37,979                   37,979
   Growth/income funds                                              256,300                  202,562
Dean Foods stock fund:
   Common stock                          590,379                 15,842,403               16,235,422
   Short-term investments                                            37,770                   37,770
Equity growth fund:
   Common stock                                                   8,599,475                9,964,035
International fund:
   Common stock                                                   3,113,125                3,509,393
Florida Plan fund:
   Common stock                                                     705,302                  633,981
   Short-term investments                                         1,788,532                1,788,532
                                                             --------------             ------------

                                                             $  133,024,826             $156,985,943
                                                             ==============             ============

The changes in unrealized appreciation/(depreciation) of investments during the year ended December 31, 1996 were as follows:

                                             January 1,                                     December 31,
                                               1996               Appreciation                 1996
                                             balance             (Depreciation)               balance
                                             -------              ------------                -------
Balanced fund                             $  3,990,266           $   3,686,349           $  7,676,615
Equity income fund                          17,942,250               7,262,655             25,204,905
Reiter Dairy Plan fund                         (53,738)                      -                (53,738)
Government fixed fund                                -                    (189)                  (189)
GIC fund                                          (189)                    189                      -
Dean Foods stock fund                          393,022               2,980,346              3,373,368
Equity growth fund                           1,364,559               1,985,082              3,349,641
International fund                             396,268                 670,627              1,066,895
Florida Plan fund                              (71,321)                 41,805                (29,516)
                                          ------------           -------------           ------------
Total                                     $ 23,961,117           $  16,626,864           $ 40,587,981
                                          ============           =============           ============

The aggregate proceeds, costs, and realized gains/(losses) resulting from the sale of investments for the year ended December_31, 1996 were as follows:

                                               Aggregate              Aggregate                Realized
                                               proceeds                 cost                  gain/(loss)
                                               --------                 ----                  ----------
Balanced fund                               $  1,864,432          $  1,470,867              $   393,565
Equity income fund                             3,452,173             2,023,690                1,428,482
GIC fund                                         508,656               508,656                        -
Government fixed fund                         13,879,988            13,879,988                        -
Dean Foods stock fund                          2,139,001             2,260,920                 (121,918)
Equity growth fund                               808,876               657,581                  151,295
International fund                               365,405               313,351                   52,054
Florida Plan fund                                145,282               156,267                  (10,985)
                                            ------------          ------------              -----------

Total                                       $ 23,163,813          $ 21,271,320              $ 1,892,493
                                            ============          ============              ===========

NOTE 4 - SUMMARY OF FINANCIAL STATEMENT BALANCES BY FUND:

Following is a summary of certain financial statement balances by fund at December 31, 1996 and 1995:

                                                                            Interest and
                                                                              Dividend           Benefit
    1996                           Receivables          Contribution           Income            Payments
    ----                           -----------          ------------        ------------         --------
Balanced fund                    $   1,744,907          $  3,826,201        $      1,795       $ 1,274,738
Equity income fund                   2,569,852             5,614,991               2,778         2,549,476
GIC fund                                     -                     -              14,559                 -
Government fixed fund                2,129,943             5,493,932           3,465,843         5,678,379
Reiter Dairy Plan fund                     354                -                    2,816           115,886
Dean Foods stock fund                1,051,871             2,346,409             444,350           927,082
Equity growth fund                   1,132,865             2,449,990                 895           579,426
International fund                     467,318               983,128                 488           347,656
Florida Plan fund                        1,122                -                   12,642           115,885
                                 -------------          ------------        ------------       -----------
Total                            $   9,098,232          $ 20,714,651        $  3,946,166       $11,588,528
                                 =============          ============        ============       ===========




                                                                          Interest and
                                                                            Dividend          Benefit
    1995                         Receivables           Contribution          Income           Payments
    ----                         -----------           ------------       ------------        --------
Balanced fund                    $ 1,117,947           $ 3,263,422       $       1,906        $ 1,809,018
Money market fund                          0              (113,019)                  6                  0
Equity income fund                 1,739,767             5,304,798               2,971          3,029,737
GIC fund                                  62                     0             622,625            603,006
Mayfield GIC fund                          0                     0              25,098                  0
Government fixed fund              1,985,387             6,879,760           3,451,261          6,721,311
Reiter Dairy Plan fund                   191                 1,080                  37             14,707
Dean Foods stock fund              1,104,875             3,608,996             417,712          1,220,719
Equity growth fund                   649,519             1,882,258               1,073            588,299
International fund                   210,147               617,399                 564            279,442
Florida Plan fund                      7,421                     0              16,402            441,224
                                 -----------           -----------       -------------        -----------
Total                            $ 6,815,316           $21,444,694       $   4,539,655        $14,707,463
                                 ===========           ===========       =============        ===========

NOTE 5 - INCOME TAX STATUS:

The Plan administrator has received a favorable determination letter for the Plan from the Internal Revenue Service dated February 22, 1996. As such, no provision for income taxes has been made in the accompanying financial statements.

NOTE 6 - SIGNIFICANT INVESTMENTS:

Investments with fair values in excess of 5% of net assets available for benefits at December 31, 1996 and 1995 were:

                                                                              1996                   1995
                                                                              ----                   ----
Dean Foods Company                                                        $19,614,386             $16,235,523

Diversified Investment Advisors
Equity Growth Fund                                                         16,379,297               9,965,011

Diversified Investment Advisors
 Equity Income Fund                                                        57,273,781              44,295,996

Diversified Investment Advisors
 Balanced Fund                                                             29,516,748              20,840,842

Money Government
 Fixed Fund                                                                54,758,631              58,960,816

NOTE 7 - SUBSEQUENT EVENT:

Effective April 1, 1997 the Belleville Employees' Pension Plan (the Belleville
Plan) merged into the Plan. At this time, participants in the Belleville Plan became participants in the Plan and the Belleville Plan was terminated. The net assets of the Belleville Plan were transferred to the Plan's Trustee.

                                                                      SCHEDULE I

                               DEAN FOODS COMPANY
                       INVESTMENT AND PROFIT SHARING PLAN

                           ASSETS HELD FOR INVESTMENT
                AS OF DECEMBER 31, 1996 (LINE 27a OF FORM 5500)


                                Description
Identity of Issue               Of Investment                            Cost                     Fair Value
-----------------               -------------                            ----                     ----------
*Dean Foods Company             Common Stock                        $ 16,241,018                $ 19,614,386

Diversified Investment
 Advisors International
 Equity Fund                    Mutual Fund                            5,242,022                   6,308,917

Diversified Investment
 Advisors Equity Growth
 Fund                           Mutual Fund                           13,029,656                  16,379,297

Diversified Investment
 Advisors Equity Income
 Fund                           Mutual Fund                           32,068,876                  57,273,781

Diversified Investment
 Advisors Balanced
 Fund                           Mutual Fund                           21,840,133                  29,516,748

Money Government                U.S. Government and
 Fixed Fund                     Agency Issues                         54,758,631                  54,758,631

Frank Russell Real Estate
 Equity Fund                    Mutual Fund                              550,168                     520,652

*Participant Loans              Loans at 6-9%                                  -                   5,058,869

*Northern Trust Collective
 Short-Term Investment
 Fund                           Cash Equivalents                       2,494,325                   2,494,325

Sundry Assets                   Miscellaneous                            236,334                     182,407
                                                                    ------------                ------------
                                                                    $146,461,163                $192,108,013
                                                                    ============                ============

*Party in interest

                                                                     SCHEDULE II
                               DEAN FOODS COMPANY
                       INVESTMENT AND PROFIT SHARING PLAN

                     TRANSACTIONS OR SERIES OF TRANSACTIONS
                        INVOLVING AN AMOUNT IN EXCESS OF
                  FIVE PERCENT OF THE CURRENT VALUE OF ASSETS
          FOR THE YEAR ENDED DECEMBER 31, 1996 (LINE 27d OF FORM 5500)


                            Description of
                          asset (include interest
Identity of party         rate and maturity in                    Selling
  involved                  case of loan)        Purchase Price    Price        Lease Rental
  --------                  ------------         --------------   -------       ------------
Diversified Investment
 Advisors                 Equity Income Fund     $ 7,738,820                -              -

Diversified Investment
 Advisors                 Equity Income Fund               -      $ 3,452,173              -

The Northern Trust        Collective Investment
 Company                  Fund                     8,810,748                -              -

The Northern Trust        Collective Investment
 Company                  Fund                             -        8,811,719              -

The Northern Trust        Collective Investment
 Company                  Fund                    21,918,784                -              -

The Northern Trust        Collective Investment
 Company                  Fund                             -       21,302,311              -

Diversified Investment
 Advisors                 Balance Fund             6,460,424                -              -

Diversified Investment
 Advisors                 Balanced Fund                    -        1,864,432              -

Diversified Investment    Government
 Advisors                 Fixed Fund               9,677,804                -              -

Diversified Investment    Government
 Advisors                 Fixed Fund                       -       13,879,988              -


                                   Current value
   Expense                          of asset on
incurred with         Cost of       transaction         Net gain
 transaction           asset           date             or (loss)
 -----------           -----           ----             --------

           -                -     $ 7,738,820


           -      $ 2,023,691       3,452,873          $ 1,428,482


           -                -       8,810,748                    -


           -        8,811,719       8,811,719                    -


           -                -      21,918,784                    -


           -       21,302,311      21,302,311                    -


           -                -       6,460,424                    -


           -        1,470,867       1,864,432              393,565


           -                -       9,677,804                    -


           -       13,879,988      13,879,988                    -


                                                                  EXHIBIT 23.1

                       CONSENT OF INDEPENDENT ACCOUNTANTS



We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 2-94753) of Dean Foods Company of our report dated June 10, 1997 appearing on page 4 of the Annual Report of Deans Foods Company Investment and Profit Sharing Plan on Form 11-K for the year ended December 31, 1996.






Price Waterhouse LLP



Chicago, Illinois
June 27, 1997